Coincheck Group N.V.

Apollolaan 151

1077 AR Amsterdam

The Netherlands

Telephone: +31 20-522-2555

April 4, 2025

Ms. Lulu Chang and Mr. J. Nolan McWilliams

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Coincheck Group N.V. Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-284537)

Ms. Chang and Mr. McWilliams,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coincheck Group N.V. (the “Company”) hereby requests that the effective date of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-284537) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (“Commission”) so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on April 8, 2025, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

Once the Registration Statement is effective, please orally confirm the event with our U.S. counsel, Simpson Thacher & Bartlett LLP by calling Mark Brod at +1 (212) 455-2163. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Simpson Thacher & Bartlett LLP, Attention: Mark Brod, by e-mail to mbrod@stblaw.com.

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Very truly yours,

Coincheck Group N.V.

By:	/s/ Gary Simanson
Name:	Gary Simanson
Title:	Chief Executive Officer

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